SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2004
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Q1 2004

Earnings Call

May 12, 2004

Genesys Conferencing

Forward-Looking Statement

This presentation contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition.

These statements appear in a number of places in this presentation and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on April 28, 2004.

Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release.

Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Genesys Conferencing

Industry Trends & Company Initiatives

Conferencing industry continues to evolve:

- Growing adoption of multimedia conferencing
- Increasing market demand for high value, affordable pricing
- Utilization of IP networks for audio conferencing

Genesys initiatives include:

- Continuous focus on innovation
  - GenX3, next generation of Genesys Meeting Center
  - GenIP-1 IP audio conferencing technology
- Continuous focus on global support
  - Operations now in 21 countries
  - Services are available in 7 different languages
- Continuous focus on customer service and marketing
  - Unique bundled *Multimedia Minute* pricing
  - Support, products required by large enterprise customers

Genesys Conferencing

Total Volume Quarterly Trend

Total Volume (millions of minutes)
400
350
300
250
200
150
100
50
0
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Automated
Attended

Genesys Conferencing

Total Revenue Quarterly Trend

Revenue (in millions)
50
45
40
35
30
25
20
€ 45.6
$49.0
€ 42.3
$48.0
€ 36.3
$40.8
€ 35.3
$42.0
€ 36.2
$45.3
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Euros
US Dollars

Genesys Conferencing

Q1 2004 Operating Performance

Genesys Conferencing

Q1 2004
Revenue Analysis

Total Volumes:	359.9 M minutes, up 10.9% vs. Q1 03
Automated Service Volumes:	88.0% of total audio volume 74.3% of revenue
Average Exchange Rates:	Q1 04 - € 1.00 = $1.251 Q1 03 - € 1.00 = $1.073
Revenues:	€ 36.2 M, down 20.7% vs. Q1 03 $ 45.3 M, down 7.6% vs. Q1 03
Factors affecting revenue:	
Price erosion	€ (6.8) M
Exchange rate	€ (4.1)M
Volume increase	€ 1.5 M

Genesys Conferencing

Operating Profitability

Gross Margin %
70%
65%
60%
55%
50%
45%
40%
63.2%
62.0%
Q1 2003
Q1 2004

EBITDA Margin %
30%
25%
20%
15%
10%
5%
0%
24.2%
19.0%
Q1 2003
Q1 2004

SG&A*
30
25
20
15
10
€ 21.1
$22.6
€ 18.5
$23.1
Q1 2003
Q1 2004

EBITDA*
12
10
8
6
4
2
0
€ 11.0
$11.8
€ 6.9
$8.6
Q1 2003
Q1 2004

* Excluding non recurring items

Genesys Conferencing

Cash EPS €

First Quarter 2004
(€ in millions)

Net loss	€ (4.1)
Depreciation	2.8
Amort. goodwill	1.3
Amort. of intangibles	1.6
Other items, net*	2.6
Total cash earnings	€ 4.2
Fully diluted shares	18,372,841

Cash EPS
0.60
0.50
0.40
0.30
0.20
€ 0.52
$0.56
€ 0.23
$0.29
Q1 03
Q1 04

*Includes deferred tax, restructuring charge, amortization of deferred financing costs and other non-recurring items.

Genesys Conferencing

Liquidity

Liquidity position, as of March 31, 2004:

- **Net cash*** — **€ 21.2 million**
- **Net debt** — **€ 83.6 million**

*Net cash is total cash and cash equivalents less bank overdrafts.

Genesys Conferencing

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer